As filed with the Securities and Exchange Commission on November 12, 2004
                                                    Registration No. 333 - 13422
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        ---------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                   ----------

                             News Holdings Limited
               (formerly known as "The News Corporation Limited")
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                       N/A
                   (Translation of issuer's name into English)

                                   ----------

                                    Australia
            (Jurisdiction of incorporation or organization of issuer)

                        ---------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                              Arthur Siskind, Esq.
                            News America Incorporated
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 852-7000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                        ---------------------------------

                                   Copies to:
Jeffrey W. Rubin, Esq.                             Herman H. Raspe, Esq.
  Hogan & Hartson LLP                       Patterson, Belknap, Webb & Tyler LLP
   875 Third Avenue                             1133 Avenue of the Americas
  New York, NY 10022                              New York, New York 10036

                        ---------------------------------

             Deregistration of unissued American Depositary Shares.

      The registrant hereby de-registers 123,947,497 American Depositary Shares that were registered under this Registration Statement No. 333-13422, in respect of which no shares have been deposited with the depositary, and which therefore have not been, and will not be, issued.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a)(i) Amended and Restated Deposit Agreement, dated as of October 29, 1996, by and among The News Corporation Limited (the "Company"), Citibank, N.A., as the depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued thereunder (including form of the American Depositary Receipt ("ADR") to be issued thereunder) - Previously filed as Exhibit (a) to Form F-6 Registration Statement No. 333-10564 and incorporated herein by reference.

            (a)(ii) Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of September 8, 2004, by and among the Company, the Depositary, all Holders from time to time of American Depositary Receipts issued thereunder, and (to the extent contemplated therein) certain Beneficial Owners of American Depositary Shares (the "Amendment") - Filed herewith as Exhibit (a)(ii).

            (b)(i) Letter Agreement, dated as of November 25, 2003, between the Company and the Depositary- Filed herewith as Exhibit (b)(i).

            (b)(ii) Letter Agreement, dated as of October 26, 2004, between the Company and the Depositary - Filed herewith as Exhibit (b)(ii).

            (b)(iii) Letter Agreement, dated as of November 11, 2004, among the Company, the Depositary and Computershare Trust Company of New York - Filed herewith as Exhibit (b)(iii).

            (c) Every material contract relating to the deposited securities between the Depositray and the Company in effect in within the last three years.
- None.

            (d) Opinion of Frettra M. Miller, counsel to the Depositary, as to the legality of the securities to be registered - Previously filed as Exhibit
(d) to Form F-6 Registration Statement No. 333-13422.

            (e) Certificate under Rule 466 - None

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company - Set forth on signature pages to the Form F-6 Registration Statement No. 333-13422.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement dated as of October 29, 1996, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of September 8, 2004, by and among The News Corporation Limited, Citibank, N.A., as depositary, all Holders from time to time of American Depositary Receipts issued thereunder, and (to the extent contemplated therein) certain Beneficial Owners of American Depositary Shares, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of November, 2004.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement, dated as of
                                    October 29, 1996, as amended by Amendment
                                    No. 1 to Amended and Restated Deposit
                                    Agreement, dated as of September 8, 2004, by and among The News Corporation Limited, Citibank, N.A., as depositary, all Holders from time to time of American Depositary Receipts issued thereunder, and (to the extent contemplated therein) certain Beneficial Owners of American Depositary Shares.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Mark Gherzo
                                        ----------------------------------------
                                        Name:  Mark Gherzo
                                        Title: Vice President

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, News Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized on this 12th day of November, 2004.

                                    News Holdings Limited


                                    By: /s/ Arthur Siskind
                                        ----------------------------------------
                                        Name:  Arthur M. Siskind
                                        Title: Executive Director and Authorized
                                               Representative in the United
                                               States

            Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement has been signed by the following persons in the following capacities on November 11, 2004.

       Signature                                     Title
       ---------                                     -----


         *                              Executive Director; Chairman and Chief
---------------------------             Executive (Principal Executive Officer)
   K. Rupert Murdoch


         *                              Executive Director and Chief Financial
---------------------------             Officer (Principal Financial Officer and
   David F. DeVoe                       Principal Accounting Officer)



         *                              Executive Director
---------------------------
   Chase Carey


         *                              Executive Director
---------------------------
   Peter Chernin


         *                              Executive Director
---------------------------
   Lachlan K. Murdoch

/s/ Arthur Siskind
---------------------------             Executive Director and Authorized
   Arthur M. Siskind                    Representative in the United States


         *                              Non-Executive Director
---------------------------
   Kenneth E. Cowley


         *                              Non-Executive Director
---------------------------
   Andrew S.B. Knight


                                        Non-Executive Director
---------------------------
   Roderick I. Eddington


         *                              Non-Executive Director
---------------------------
   Thomas J. Perkins


/s/ Stanley S. Shuman                   Non-Executive Director
---------------------------
   Stanley S. Shuman


/s/ Peter Barnes                        Non-Executive Director
---------------------------
   Peter Barnes


/s/ Viet Dinh                           Non-Executive Director
---------------------------
   Viet Dinh


/s/ John L. Thornton                    Non-Executive Director
---------------------------
   John L. Thornton


   /s/ Arthur Siskind
   ------------------------------------------
   *By Arthur M. Siskind as attorney-in-fact.

                                Index to Exhibits

Exhibit         Document                              Sequentially Numbered Page
-------         --------                              --------------------------

(a)(ii)         Amendment No. 1 to Amended and
                Restated Deposit Agreement

(b)(i)          Letter Agreement (Direct Registration ADSs)

(b)(ii)         Letter Agreement (US DRIP Plan)

(b)(iii)        Letter Agreement (Successor Depositary)